ANNUAL AUDITED REPORT
FORM x-17a-5
PART III

So
12/2/02

UNITED [STATES]
SECURITIES AND EXC[HANGE COMMISSION]
Washington, [D.C.]

02019282

RECEIVED
NOV 26 2002
MAIL PROCESSING SECTION
187

SEC FILE NUMBER
8-29514

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/29/01 (MM/DD/YY) AND ENDING 9/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Accutrade, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue	Nebraska	68005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John R. MacDonald — (402) 331-7856 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2000 First National Center	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. MacDonald swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accutrade, Inc., as of September 27, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Chief Financial Officer

Title

GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

Cheryl L Smith

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
1620 Dodge Street
First Financial Center, Ste. 2000
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Accutrade, Inc.
Omaha, Nebraska

We have audited the following financial statements of Accutrade, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 27, 2002 and September 28, 2001 and for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Accutrade, Inc. at September 27, 2002 and September 28, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Accutrade, Inc. as of September 27, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Corporation's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
November 11, 2002

ACCUTRADE, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

ASSETS	2002	2001
Cash and Cash Equivalents	$ 885,496	$ 829,074
Goodwill - net of accumulated amortization of $747,692 in 2001	-	6,452,308
Other Assets	74	102
Total Assets	$ 885,570	$7,281,484
LIABILITIES AND STOCKHOLDER'S EQUITY		
Deferred Income Taxes	$ -	$ 116,924
Stockholder's Equity:		
Common Stock, $1 par value, 10,000 shares authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional Paid-In Capital	1,225,827	7,513,211
Accumulated Deficit	(345,257)	(353,651)
Total Stockholder's Equity	885,570	7,164,560
Total Liabilities and Stockholder's Equity	$ 885,570	$7,281,484

See notes to financial statements.

ACCUTRADE, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

	2002	2001
Operating Revenues:		
Commissions	$ 1,795,542	$ 10,429,759
Rebates from affiliated company	2,287,330	14,176,431
Other	141,960	289,311
Total operating revenues	4,224,832	24,895,501
Operating Expenses:		
Employee compensation and benefits	222,044	2,889,188
Clearance charges from affiliated company	-	1,184,350
Communications	155,789	756,739
Data processing charges from affiliated company	960,015	3,339,943
Administrative charges from Parent and affiliated company	2,714,813	15,680,232
Occupancy and equipment costs	32,799	442,695
Advertising and promotion	-	21,314
Charges for bad debts from affiliated company	-	12,500
Trade difference account - net	1,369	45,910
Regulatory fees and expenses	36,879	158,744
Amortization of goodwill	-	360,000
Other	87,083	332,916
Total operating expenses	4,210,791	25,224,531
Income (Loss) from Operations	14,041	(329,030)
Provision for Income Taxes:		
Current	(42,353)	(180,633)
Deferred	48,000	49,724
Total provision for income taxes	5,647	(130,909)
Net Income (Loss)	$ 8,394	$ (198,121)

See notes to financial statements.

ACCUTRADE, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, September 30, 2000	$7,362,681	$5,000	$7,513,211	$(155,530)
Net loss	(198,121)	-	-	(198,121)
Balance, September 28, 2001	7,164,560	5,000	7,513,211	(353,651)
Dividend to Parent	(6,287,384)	-	(6,287,384)	-
Net income	8,394	-	-	8,394
Balance, September 27, 2002	$ 885,570	$5,000	$1,225,827	$(345,257)

See notes to financial statements.

ACCUTRADE, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

	2002	2001
Cash Flows from Operating Activities:		
Net income (loss)	$ 8,394	$ (198,121)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Deferred income taxes	48,000	49,724
Amortization of Goodwill	-	360,000
Changes in operating assets and liabilities:		
Other assets	28	83,037
Accounts payable - affiliate	-	67,200
Net cash flows from operating activities	56,422	361,840
Cash and Cash Equivalents at Beginning of Year	829,074	467,234
Cash and Cash Equivalents at End of Year	$ 885,496	$ 829,074
Supplemental Cash Flow Information:		
Income taxes paid (benefit received)	$ 5,235	$ (130,909)

See notes to financial statements.

ACCUTRADE, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accutrade, Inc. (the "Corporation") is a wholly-owned subsidiary of Ameritrade Holding Corporation (the "Parent Company") and is an introducing broker-dealer that provides discount securities brokerage and related financial services.

The financial statements include material related party activity consisting of certain income and expense amounts which represent allocations made from affiliated companies.

The Corporation executes and clears trades through an affiliated brokerage firm, Ameritrade, Inc. (formerly Advanced Clearing, Inc). Therefore, the Corporation is not subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, as it is exempt under paragraph (k)(2)(ii) of the Rule.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at September 27, 2002 or September 28, 2001, or during the years then ended.

The Corporation reports on a fifty-two/fifty-three week year. The fiscal years ended September 27, 2002 and September 28, 2001 contained fifty-two weeks.

The Corporation considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Corporation adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on September 29, 2001. Goodwill amortization ceased upon adoption of this standard. In addition, no impairment resulted from the Corporation's transitional goodwill impairment test.

The Corporation considers the amounts presented for financial instruments on the statements of financial condition to be reasonable estimates of fair value.

The Corporation files a consolidated income tax return with the Parent Company on a calendar year basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 27, 2002, the Corporation had net capital and a net capital requirement of $885,570 and $250,000, respectively. The Corporation had no aggregate indebtedness at September 27, 2002.

3. EMPLOYEE BENEFIT PLANS

The Parent Company has a 401(k) and profit-sharing plan, under which the Corporation's annual contribution and matching contributions are determined at the discretion of the Parent Company's Board of Directors. Profit-sharing expenses for the years ended September 27, 2002 and September 28, 2001 were $0 and $48,566, respectively. There was no 401(k) expense for the years ended September 27, 2002 and September 28, 2001.

The Corporation's employees participate in the Parent Company's stock option and incentive plans. The Corporation generally recognizes no compensation expense relating to the plans.

4. COMMITMENTS AND CONTINGENCIES

The Corporation is a party to a number of legal matters arising in the ordinary course of its business. In management's opinion, the Corporation has adequate legal defenses respecting each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Corporation's results of operations or its financial position.

In the normal course of business, the Corporation's customer activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Corporation leases certain computer and office equipment under various operating leases and rents its facilities through an affiliated company on a month-to-month basis. The Corporation's rental expense was $24,352 and $411,573 for the years ended September 27, 2002 and September 28, 2001, respectively.

5. RELATED PARTY TRANSACTIONS

The following related party transactions for the years ended September 27, 2002 and September 28, 2001 are included in the accompanying financial statements:

	2002	2001
Rebates - affiliated company	$ (2,287,330)	$(14,176,431)
Clearance charges from affiliated company	-	1,184,350
Data processing charges from affiliated company	960,015	3,339,943
Affiliate administrative allocation	2,670,832	14,624,232
Parent administrative allocation	43,981	1,056,000
Other charges from affiliated companies	18,823	107,924

Ameritrade Inc., an affiliate, gives a rebate to the Corporation of net interest income earned on the Corporation's customer account balances and of commissions based on transaction volume.

The administrative charges vary with the level of the Corporation's operations. Amounts are settled with affiliated companies at the end of each reporting period. Accordingly, there were no amounts due to or due from affiliated companies as of September 27, 2002 or September 28, 2001.

The Corporation's common stock has been pledged as collateral on the Parent Company's revolving line of credit.

Effective January 1, 2002, the Corporation transferred its customer relationships to Ameritrade, Inc. No revenues or expenses are reflected in the accompanying financial statements for such customer accounts subsequent to this transfer. In connection with the transfer, goodwill of $6,452,308 and related deferred income taxes of $164,924 was transferred to Ameritrade, Inc. This goodwill transfer is reflected as a dividend in the accompanying financial statements.

6. SUBSEQUENT EVENT

On November 11, 2002, a Form BDW was filed requesting withdrawal of the Corporation's registration as a broker and dealer in securities.

ACCUTRADE, INC.

(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF SEPTEMBER 27, 2002

Aggregate Indebtedness	$ -
Stockholder's Equity	$ 885,570
Capital Charges - Other deductions and/or charges	-
Net Capital	$ 885,570
Minimum Net Capital Requirement	$ 250,000
Net Capital in Excess of Requirement	$ 635,570
Ratio of Aggregate Indebtedness to Net Capital	Nil

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Corporation's unaudited Part IIA FOCUS Report filing as of September 27, 2002.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Accutrade, Inc.
Omaha, Nebraska

In planning and performing our audits of the financial statements of Accutrade, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) for the years ended September 27, 2002 and September 28, 2001, on which we issued our report dated November 11, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 27, 2002 and September 28, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
November 11, 2002

ACCUTRADE, INC.

Financial Statements for the Years Ended
September 27, 2002 and September 28, 2001,
and Supplemental Schedule and
Supplemental Report on Internal Control
for the Year Ended September 27, 2002
and Independent Auditors' Report